UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes the free translation of a material event sent by Sociedad Química y Minera de Chile S.A. to the Superintendencia de Valores y Seguros de Chile on February 27, 2007

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000

(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82___________

FOR IMMEDIATE RELEASE

SQM REPORTS EARNINGS FOR THE YEAR 2006

Highlights

•	Fourth quarter 2006 earnings increased 10.6% to US$1.13 per ADR from US$1.02 per ADR for fourth quarter 2005.

•	Earnings per ADR increased 24.5% from US$4.31 for 2005, to US$5.37 for 2006.

•	During the last 23 quarters, net income has been higher than the net income of the same quarter of the previous year.

Santiago, Chile, February 27, 2007.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM, SQMA; Santiago Stock Exchange: SQM-B, SQM-A) reported today earnings for the year 2006, which reached US$141.3 million (US$5.37 per ADR), 24.5% higher than the US$113.5 million (US$4.31 per ADR) recorded during the previous year. Operating income reached US$219.9 million (21.1% of revenues), 21.4% higher than the US$181.2 million (20.0% of revenues) of the year 2005. Revenues obtained during the year 2006 reached US$1,042.9 million, approximately 15.1% higher than the US$906.0 million recorded for the same period of 2005.

SQM’s Chief Executive Officer, Patricio Contesse, stated “We have reached our sixth year with increasing results and this fourth quarter came in line with what we had anticipated. Although at SQM we are happy with what we have achieved so far, we believe there is much more to be done in terms of productivity increase measures and new products development”.

Earnings for the fourth quarter of 2006 reached US$29.7 million (US$1.13 per ADR), 10.6% higher than the US$26.8 million (US$1.02 per ADR) recorded during the same period of the previous year. Operating income for the fourth quarter reached US$49.4 million, 15.1% higher than the US$42.9 million reported for the same period during 2005. Revenues totaled US$267.0 million, approximately 23.2% higher than the US$216.8 million recorded for the same period of 2005.

Patricio Contesse indicated, “So what next? Well, I would like to see SQM having another six years of improving results. To do that we have to conclude our medium-term Capex plan, reduce our costs and continue developing new products to set ourselves farther apart from our competition”.

SQM
Los Militares 4290 Piso 6,
Las Condes, Santiago, Chile
Tel: (56 2) 425 2485
Fax: (56 2) 425 2493
www.sqm.com

The analysis of the different business areas is the following:

1.-	Specialty Plant Nutrition

During the fourth quarter of 2006 revenues reached US$124.6 million, 7.5% higher than the US$115.9 million recorded during the fourth quarter of 2005.

Specialty plant nutrition revenues for the year 2006 reached US$502.8 million, 1.3% higher than the US$496.5 million of the same period of the previous year.

		2006	2005	2006/2005

Sodium nitrate	Th. Ton	55,0	63,3	-8,3	-13%
Potassium nitrate and sodium potassium nitrate	Th. Ton	635,0	689,4	-54,5	-8%
Blended and borate specialty plant nutrients	Th. Ton	219,2	219,8	-0,7	0%
Other non-SQM specialty plant nutrients	Th. Ton	142,3	144,6	-2,3	-2%

Potassium sulfate	Th. Ton	172,4	178,6	-6,2	-3%

Revenues Specialty Plant Nutrition	MUS$	502,8	496,5	6,4	1%

Lower sales volumes obtained during 2006 are mainly explained by the following:

•

Additional production levels reached by other producers affected mainly our potassium nitrate and sodium potassium nitrate sales in the Brazilian market. Our sales of sodium potassium nitrate to the Brazilian market were also affected by a reduction in the planted hectares of some of our target crops. This reduction in the planted hectares is believed to have been caused in part by the strengthening of the Real against the US dollar observed during the first half of 2006, affecting the export volumes of local producers.

•

Spain, an important market for our soluble plant nutrients, was affected by one of the  strongest droughts of the last years. This situation generated a decrease of 6% in the sales volumes for that market compared with the last year.

•	Lower volumes of sodium nitrate sold to the Japanese market. This is the effect caused by a delay in a vessel destined to Japan that was rescheduled for the first half of 2007.

The lower sales volumes observed during this period were partially offset by better price conditions across most of our markets. Specialty plant nutrition revenues were therefore mainly driven by improved pricing conditions, increasing on average 5% as compared with the previous year. The increase in prices responds mainly to the positive pricing conditions for all potassium-related fertilizers.

Looking ahead, we expect that the problems that affected the demand during the year 2006 will revert. Therefore we expect an increase in sales volumes during 2007, maintaining a stable price environment.

Consistent with the company’s decision to focus more in its core businesses, during the last part of 2006 SQM sold its stake in the Italian company Impronta and in the Mexican company Fertilizantes Olmeca. Sales of specialty plant nutrients in those countries will be centralized in SQM Italy and SQM Mexico, respectively.

Regarding our Chilean operation, during 2006 our subsidiary Soquimich Comercial reached revenues of US$141.2 million with a significant increase of the margins related with the fertilizer trading activity.

Specialty plant nutrition gross margin(1) for the year 2006 represented approximately 37% of SQM’s consolidated gross margin.

2.-	Iodine and iodine derivatives

During the fourth quarter of 2006 revenues reached US$54.8 million, 48.2% higher than the US$37.0 million recorded in fourth quarter 2005

Iodine and iodine derivatives revenues for the year 2006 reached US$217.7 million, 46% higher than the US$149.1 million of the same period of the previous year.

		2006	2005	2006/2005

Iodine and derivatives	Th. Ton	9,8	8,1	1,7	21%

Revenues Iodine and derivatives	MUS$	217,7	149,1	68,6	46%

The higher revenues reached in this business line are explained both by higher volumes and higher prices:

•	Higher volumes were mainly due to the acquisition of DSM’s iodine business and the capacity increase in Nueva Victoria, both during first quarter 2006

•	The most important applications of iodine and derivatives that are increasing in demand are iodophors and biocides, in USA; LCD polarizing film in Asia and x-ray contrast media in Europe and USA.

On average iodine prices increased by close to US$3.5 per kilogram as compared with 2005. Considering the positive price scenario that prevailed during fourth quarter 2006, we expect that average prices for 2007 should be higher than in 2006.

During the early part of 2006, SQM acquired the iodine and iodine derivatives business of the Dutch “DSM Group” for a base payment of US$72 million plus working capital. The acquisition provided SQM with logistics, commercial and productive synergies and reaffirmed SQM´s commitment with the development and strengthening of its core businesses and with the iodine industry as part of its strategy to be a long-term reliable iodine supplier.

Iodine and iodine derivatives gross margin for the year 2006 represented approximately 29% of SQM’s consolidated gross margin.

3.-	Lithium and lithium derivatives

Revenues for the fourth quarter of 2006 were US$37.2 million, 81.1% higher than the US$20.5 million reached for the same period of 2005.

Lithium and lithium derivatives revenues during 2006 reached US$128.9 million, 58.4% higher than the US$81.4 million recorded for the year 2005.

		2006	2005	2006/2005

Lithium carbonate and derivatives	Th. Ton	30,4	28,2	2,2	7,5%

Revenues Lithium and derivatives	MUS$	128,9	81,4	47,5	58,4%

The higher revenues recorded in this business line are mainly explained by better price conditions. The strong demand observed during the last few years, with a growth of approximately 6% during 2006, positively affected pricing conditions and we expect that a positive scenario is likely to repeat in 2007.

The higher sales volumes observed during 2006 were mainly due to the increase in consumption in markets such as batteries in Japan, Korea and China and glass in Europe. Another application with an important increase during this period was the continuous casting powder used in the steel industry in Asia.

As the lithium carbonate plant is working close to nameplate capacity, the increase in volumes was limited by this fact and the use of inventories. Due to this SQM is expecting to finish the 10,000 mtpa expansion of its lithium carbonate production capacity by second half 2008.

Regarding lithium hydroxide, demand continues to increase, also generating improved pricing conditions. During 2006 prices increased by more than 30% compared to the previous year.

Lithium and lithium derivatives gross margin for the year 2006 represented approximately 23% of SQM’s consolidated gross margin.

4.-	Industrial Chemicals

Revenues for the fourth quarter of 2006 reached US$18.8 million, 2.9% higher than the US$18.2 million recorded for the fourth quarter of 2005.

Industrial chemicals revenues reached US$71.3 million during 2006, 0.8% higher than the US$70.7 million of the previous year.

		2006	2005	2006/2005

Industrial nitrates	Th. Ton	162	176	-15	-8%
Boric acid	Th. Ton	10	6	4	56%

Revenues Industrial Chemicals	MUS$	71,3	70,7	0,6	1%

Volumes of industrial nitrates were lower than last year’s. Most of the end customers using the nitrates are located in mature industries, negatively affecting future growth.

Partially offsetting the volume effect, the increase in prices observed during 2006 has allowed this business line to maintain its revenues.

Industrial chemicals gross margin for the year 2006 represented approximately 7% of SQM’s consolidated gross margin.

5.-	Others

Potassium chloride

Revenues of potassium chloride for the fourth quarter of 2006 reached US$7.1 million, lower than the US$8.5 million reached during the same period of 2005.

During the year 2006 revenues reached US$32.1 million, similar to the US$32.4 million recorded in the year 2005.

		2006	2005	2006/2005

Potassium chloride	Th. Ton	126,4	128,8	-2,4	-2%

Revenues Potassium Chloride	MUS$	32,1	32,4	-0,4	-1%

Revenues remained relatively constant due to the increase in average price, which was able to offset the decrease in sales volumes.

Other commodity fertilizers

Sales of other commodity fertilizers, increased from US$76.0 million during 2005, to US$90.1 million during 2006, significantly increasing its contribution to gross margin

Others gross margin for the year 2006 represented approximately 5% of SQM’s consolidated gross margin.

Operating Costs

Production costs during 2006 were higher than in 2005, being affected by the following factors:

•

Higher energy costs. Oil, electricity and natural gas costs were higher in 2006 compared to the previous year. To the increase experienced by the prices of these raw materials we have to add the shortage in the natural gas supply coming from Argentina.

• The less favorable exchange rate scenario in Chile. The average appreciation of the Chilean peso in 5.6% had a negative effect for our peso-denominated costs.

• Depreciation costs increased by approximately US$20 million during 2006.

SQM is focused on implementing several cost-reduction initiatives mainly oriented to energy savings and production yields improvements

Selling and Administrative Expenses

Selling and Administrative Expenses reached US$69.7 million (6.7% of revenues) during the year 2006 compared to the US$63.2 million (7% of revenues) recorded during the year 2005.

Non-Operating Income

Non-operating income for the year 2006 shows a US$36.0 million loss which compares to a US$34.2 million loss for the same period of the previous year. The main variations in the non-operating income were the following:

•

Net financial expenses(2) reached US$(16.2) million during 2006, higher than the US(11.2) million reached during the year 2005. This increase in financial expenses is related to the increase in the financial debt of the company.

• During the year 2006, the Company recorded exchange losses of approximately US$2.3 million, lower than the US$3.8 million during 2005.

Financial Debt

To finance its capital expenditures program and a 10-year bond maturing on September 2006, SQM issued the following long-term debts:

•

January 2006. SQM issued in Chile a 21-year, US$100 million, senior unsecured bond at a re-offer yield of 4.18% in UFs (Chilean inflation-adjusted currency). Currently this debt is secured through a cross currency swap allowing the company to fix the interest rate at US dollar rate of 5.84% for a 21-year period (average life of 10 years).

•	April 2006. SQM issued in the U.S.A. a 10-year bullet, US$200 million, Rule 144-A bond with a fixed annual interest rate of 6.125%

•	November 2006. SQM subscribed an US$80 million international credit facility, 5-year bullet, with an annual rate of Libor +0.3%

With the above the company increased its net financial debt(3) to US$361.5 million as of December 31, 2006, from the year-ago figure of US$243.7 million. Net financial debt/EBITDA ratio at the end of 2006 was slightly lower than 1.2 times

Notes:

(1) Gross margin corresponds to consolidated revenues less total costs, including depreciation and excluding sales and administration expenses.

A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining, crushing, leaching, etc.) which are distributed among the different final products. To estimate gross margins by business lines in both periods covered by this report, the Company employed a similar criteria on the allocation of common costs to the different business areas. This gross margin distribution should be used only as a general and approximated reference of the margins by business line.

(2) Net financial expenses correspond to financial expenses net of financial income during the period.

(3) Net financial debt corresponds to the interest-bearing debt less cash and cash equivalents at the end of each period

SQM is an integrated producer and distributor of specialty plant nutrition, industrial chemicals, iodine and lithium. Its products are based on the development of high quality natural resources that allow the Company to be leader in costs, supported by a specialized international network with sales in over 100 countries. SQM’s development strategy aims to maintain and strengthen the world leadership in its three main businesses: specialty plant nutrition, iodine and lithium.

This leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets where it participates. SQM’s main competitive advantages in its different businesses are:

•	Low production costs based in vast and high quality natural resources.

•	Know how and its own technological developments in its various production processes.

•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs.

•	High market share in all its core products

•	International sales offices with offices in more than 20 countries and sales in over 100 countries.

•	Sales synergies due to the production of a complete range of specialty plant nutrition.

•	Continuous new product development according to the specific needs of its different customers.

•	Conservative and solid financial position

For further information contact:	Patricio Vargas, 56-2-4252274 / patricio.vargas@sqm.com
Romina Soza, 56-2-4252074 / romina.soza@sqm.com

Income Statement

	For the 4th Quarter		For the 12-month period ended December 31,

(US$ Millions)	2006	2005	2006	2005

Revenues	267,0	216,8	1.042,9	906,0
Specialty Fertilizers	124,6	115,9	502,8	496,5
Potassium nitrate and Blended Fertilizers(1)	109,3	99,1	442,7	437,6
Potassium Sulfate	15,3	16,8	60,2	58,8
Industrial Chemicals	18,8	18,2	71,3	70,7
Industrial Nitrates	17,5	17,1	65,6	67,0
Sodium Sulfate	1,3	1,2	5,6	3,7
Iodine and iodine derivatives	54,8	37,0	217,7	149,1
Lithium and lithium derivatives	37,2	20,5	128,9	81,4
Other Income	31,7	25,2	122,1	108,4
Potassium Chloride (Potash)	7,1	8,5	32,1	32,4
Others	24,6	16,7	90,1	76,0
Cost of Goods Sold	(174,6)	(138,3)	(663,0)	(591,5)
Depreciation	(24,2)	(19,8)	(90,4)	(70,1)
Gross Margin	68,3	58,7	289,6	244,4
Selling and Administrative Expenses	(18,9)	(15,8)	(69,7)	(63,2)
Operating Income	49,4	42,9	219,9	181,2
Non-Operating Income	(10,7)	(10,2)	(36,0)	(34,2)
Financial Income	1,9	1,3	11,4	5,5
Financial Expenses	(8,5)	(5,8)	(38,5)	(21,8)
Capitalized Interest (2)	2,9	1,7	10,9	5,1
Others	(6,9)	(7,5)	(19,9)	(23,1)
Income Before Taxes	38,7	32,7	183,8	146,9
Income Tax	(6,9)	(6,0)	(37,9)	(32,6)
Other Items	(2,2)	0,1	(4,6)	(0,9)

Net Income	29,7	26,8	141,3	113,5
Net Income per ADR (US$)	1,13	1,02	5,37	4,31

(1) Includes Blended Fertilizers, Yara Specialty Fertilizers and Other Specialty Fertilizers

(2) Capitalized Interests in fixed assets

Balance Sheet

	As of December 31

(US$ Millions)	2006	2005

Current Assets	845,9	746,5
Cash and cash equivalents (1)	183,9	148,1
Account receivables (2)	243,0	213,5
Inventories	365,5	329,0
Others	53,5	55,9
Fixed Assets	916,9	794,7
Other Assets	108,4	103,0
Investment in related companies (3)	52,7	47,6
Others	55,7	55,4
Total Assets	1.871,2	1.644,2
Current Liabilities	197,6	430,7
Short term interest bearing debt	64,7	291,7
Others	132,9	138,9
Long-Term Liabilities	548,4	157,4
Long term interest bearing debt	480,7	100,0
Others	67,7	57,4
Minority Interest	39,2	35,7
Shareholders’ Equity	1.085,9	1.020,4
Total Liabilities	1.871,2	1.644,2
Current Ratio (4)	4,3	1,7
Net Debt / Total capitalization (5)	24,3%	18,7%

(1) Cash + time deposits + marketable securities

(2) Account receivables + account receivables from related co.

(3) Investment in related companies net of goodwill and neg. goodwill

(4) Current assets / current liabilities

(5) Net Interest bearing debt/ (Net Interest bearing debt + Equity+ Minority Int.)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf:	/s/ Ricardo Ramos

Ricardo Ramos
Chief Financial Officer &
Business Development SVP

Date: February 27, 2007